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                               January 13, 2022

       William Fung
       Chief Executive Officer
       AMTD International Inc.
       23/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD International
Inc.
                                                            Form 20-F for the
fiscal year ended Decemer 31, 2020
                                                            Filed on April 28,
2021
                                                            File No. 001-39006

       Dear Mr. Fung:

               We have reviewed your November 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2020

       Part I, page 1

   1. At the onset of Part I and in a related risk factor, please disclose whether your auditor is subject to the
determinations announced by the PCAOB on December 16, 2021 and whether and how the
Holding Foreign Companies Accountable Act and related
                                                        regulations will affect
your company.
              You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
       you have any questions.




                               Sincerely,
 William Fung
AMTD International Inc.
January 13, 2022
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Page 2    LastNameWilliam Fung
Comapany NameAMTD International Inc.
                                       Division of Corporation Finance
January 13, 2022 Page 2                Office of Finance
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